

07003758

S
COMMISSION
0549

BB 3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOWELL AND CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 BROADWAY STE 1208
(No. and Street)

LUBBOCK (City) TX (State) 79401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRED GOTHARD
(Name – *if individual, state last, first, middle name*)

P.O. BOX 53573 (Address) LUBBOCK (City) TX (State) 79453 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH. D.C.
156
SECTION

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/12

OATH OR AFFIRMATION

I, WILLIAM H. LOWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOWELL AND COMPANY INC, as of DECEMBER, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NANCY THARP
Notary Public, State of Texas
My Commission Expires:
May 23, 2007

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOWELL & COMPANY, INC.

Fred L. Gothard
Certified Public Accountant

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2007

LOWELL & COMPANY, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2006

Lowell & Company, Inc.
Contents

Fred L. Gothard Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report

Board of Directors
Lowell and Company, L.L.C.

I have audited the accompanying statement of financial condition of Lowell and Company, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowell and Company, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2007

Lowell & Company, Inc.

Statement of Financial Condition

December 31, 2006

Assets

Cash	$ 7,994
Deposits with clearing organizations	10,000
Receivable from Brokers or Dealers	47,750
Automotive, furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $48,162. (Notes 2,5)	32,067
Other assets	3,551
	$ 101,362

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 12,294
Current Note Payable	6,315
Long-Term Note Payable (Note 10)	14,231
	32,840
Stockholders' equity:	
Common stock, $1 pay value, authorized 1,000,000 shares, issued 1,000 shares (Note 8)	1,000
Retained earnings	67,522
Total stockholders' equity	68,522
	$ 101,362

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Income

For the Year Ended December 31, 2006

Revenues	
Commissions (Note 2)	$ 282,119
Interest	3,513
Investment advisory fees	277,236
Other Income	2,492
	565,360
Expenses:	
Employee compensation and benefits	149,919
Floor brokerage, exchange, and clearance fees	18,496
Communications and data processing	33,509
Interest and dividends	2,214
Occupancy	25,415
Other expenses	288,988
	518,541
Net Income	$ 46,819
Basic earnings per share (Note 9)	$ 46.82

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2006

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2006	**$ 1,000**	**$ 76,196**	**77,196**
Net Income, Year Ended December 31, 2006		46,819	46,819
Capital Additions		13,000	13,000
Distributions to Stockholders		(68,493)	(68,493)
Balance, December 31, 2006	**$ 1,000**	**$ 67,522**	**$ 68,522**

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Cash Flows for the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 46,819
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization and depreciation	13,982
(Increase)/decrease in operating assets	
Receivable from Broker or Dealers	4,470
Other Assets	372
Increase/(decrease) in operating liabilities	
Accounts payable and accrued expenses	(3,456)
Current Note Payable	170
Long-Term Note Payable	(6,235)
Net cash provided by operating activities	**56,122**
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash used by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Additions to Capital by Stockholders	13,000
Distribution to Stockholders	(68,493)
Net cash used by financing activities	**(55,493)**
Net increase/(decrease) in cash	**629**
Cash at beginning of period	**7,365**
Cash at end of period	**$ 7,994**

The accompanying notes are in integral part of these financial statements.

Lowell & Company, Inc.

Notes to Financial Statements

December 31, 2006

1. **Organization and Nature of Business**

Lowell & Company, Inc. (the company) was incorporated on April 18, 1989 and became effective with the NASD on September 18, 1989. The company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer. The company is a Texas Corporation.

2. **Significant Accounting Policies**

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transactions. If materially different, security transactions, and the related commission income and expenses are recorded on a trade date basis.

Furniture, equipment, and leasehold improvements are recorded at cost and amortized in accordance with applicable Federal income tax regulation, which is not materially different than generally accepted accounting principles.

3. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2006 and in the procedures followed in making the periodic computation required. At December 31, 2006, the company had net capital of approximately $32,904 and net capital requirements of $5,000.

4. **Possession or Control Requirements**

There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the company does not have any possession or control of customer funds or securities.

(Continued)

Lowell & Company, Inc.

Notes to Financial Statements (Continued)

December 31, 2006

5. **Automotive, Furniture, Equipment, & Leasehold Improvements**

Automotive, Furniture, Equipment, and Leasehold Improvements are recorded at historical cost, less accumulated depreciation. Depreciation expense for the year was $13,982.

6. **Federal Income Taxes**

The company has elected to be treated as an "S Corporation" under the Internal Revenue Code (the code). Under the code, S Corporations do not incur federal income taxes at the corporate level and the corporation's taxable income or loss is passed through to its stockholders.

7. **Commitments and Contingencies**

The company has an office lease agreement. The terms of the lease are for 12 months commencing on September 1, 2006 and ending August 31, 2007. Rent is $10,560 per year.

8. **Common Stock**

The company has the authority to issue 1,000,000 shares of $1.00 par value common stock, of which 1,000 shares are issued and outstanding.

9. **Basic Earnings Per Share**

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income), by the weighted average number of common shares outstanding for the year.

10. **Long Term Notes Payable**

The long-term notes payable bear interest at 5.19 percent and are payable in monthly installments of $615. Automobile with a net carrying value of $23,713 has been pledged as sole recourse to secure the notes.

(Concluded)

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2006

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Fred L. Gothard — *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Lowell and Company, Inc.

I have audited the accompanying financial statements of Lowell and Company, Inc. as of and for the year ended December 31, 2006, and have issued my report thereon dated February 26, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2007

Schedule I

Lowell & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

As a registered broker/dealer, the corporation is subject to the Uniform Net Capital Rule adopted and administered by the Securities and Exchange Commission. The corporation is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See Notes 3 and 4). Net Capital may fluctuate on a daily basis. The corporation's net capital requirement for the year ended December 31, 2006 was $5,000 and its net capital for the year then ended was $32,904. A computation of net capital for the fiscal year ended December 31, 2006, as required by Rule 17a-5(d)(3), is as follows:

Net Capital Credit Items:	
Common Stock	$ 1,000
Retained Earnings	67,522
TOTAL NET CAPITAL CREDIT ITEMS	68,522
Net Capital Debit Items:	
Other Assets	3,551
Furniture, Equipment, & Leasehold Improvements	32,067
TOTAL NET CAPITAL DEBIT ITEMS	35,618
NET CAPITAL	$ 32,904

Schedule II

Lowell & Company, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

SUBORDINATED LIABILITIES:
Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/ dealers. The corporation has no such liabilities during the fiscal year ended December 31, 2006, accordingly, no schedule of changes are required.

Schedule III

Lowell & Company, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

POSSESSION AND CONTROL OF SECURITIES:
The corporation conducts business pursuant to a fully disclosed correspondent agreement with First Southwest Company, whereby the corporation forwards daily all cash and securities received from or to be delivered to the corporation's customers. First Southwest Company maintains the books and records related to the customers' accounts. Consequently, no securities are retained in the possession or control of the corporation. As permitted by Rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the corporation has not presented a computation for determination of reserve requirements pursuant of Rule 15c3-3 and a computation of net capital under Rule 15c3-1 is required.

Schedule IV

Lowell & Company, Inc.

Reconciliation of Net Capital Under Rule 17a-5(d)(4)
Net Capital Reconciliation
As of December 31, 2006

NET CAPITAL RECONCILIATION:
Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on Page 11 and net capital per the December 31, 2006 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2006 is as follows:

Total Stockholders' Equity Per FOCUS Report	$ 82,915
Increase/(Decrease) Resulting From Audit Adjustments	
Furniture, Fixtures, & Leasehold Improvements	(13,982)
Other Assets	(128)
Accounts Payable	(283)
Total Stockholders' Equity Per Balance Sheet	68,522
Deductions Per FOCUS Report	59,635
Increase/(Decrease) Resulting From Audit Adjustments	
Furniture, Fixtures, & Leasehold Improvements	(13,982)
Other Assets	(128)
Accounts Payable	(9,907)
Total Deductions	35,618
Net Capital	$ 32,904

END